July 26, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:    GSE Systems, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
SEC File Number:  333-126472
Accession Number: 0000944480-06-000043
Form AW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GSE Systems, Inc., a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of its Pre-Effective Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-126472) (the “Pre-Effective Amendment”) that was filed on July 25, 2006.  The Pre-Effective Amendment was intended to amend the Company’s Registration Statement on Form S-3 (File No. 333-134569) (the “Registration Statement”) filed on May 30, 2006, but inadvertently referred to SEC File 333-126472 (the file number for an S-2/A filing made on August 24, 2005) on its cover page when in fact it should have referred to the file number for the Registration Statement (File No. 333-134569).

 Accordingly, the Company is requesting that the Pre-Effective Amendment that was filed on July 25, 2006 be withdrawn and is re-filing a new pre-effective amendment to the Registration Statement that will include the correct SEC File Number on the cover page as well as reference to the correct registration statement form originally used in filing the Registration Statement on Form S-3. The Company confirms that no securities have been sold in connection with the Pre-Effective Amendment.

Please contact our outside legal counsel, James R. Hagerty, Esq., of Kalbian Hagerty LLP should you have further questions regarding our request for withdrawal.  Mr. Hagerty may be reached at 202-223-5600.  Thank you for your assistance in this matter.

Very truly yours,

GSE SYSTEMS, INC.

/s/ John V. Moran
John V. Moran, Chief Executive Officer